Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

AmericanAirlines U.S AIRWAYS Creating a Premier Global Carrier Bank of America Merrill Lynch Global Transportation Conference Scott Kirby President, US Airways Group, Inc. May 15, 2013

Important Information for Investors and Stockholders 2 Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction. AmericanAirlines U.S AIRWAYS

Forward-Looking Statements 3 Certain of the statements contained or referred to herein are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue” and similar terms used in connection with statements regarding, among others, the outlook, expected fuel costs, revenue and pricing environment, and expected financial performance and liquidity position of the Company. Such statements include, but are not limited to, statements about future financial and operating results, the Company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These statements are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties that could cause the Company’s actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the impact of significant operating losses in the future; downturns in economic conditions that adversely affect our business; the impact of the price and availability of fuel and significant disruptions in the supply of aircraft fuel; competitive practices in the industry, including the impact of industry consolidation; increased costs of financing, a reduction in the availability of financing and fluctuations in interest rates; the Company’s high level of fixed obligations and ability to fund general corporate requirements, obtain additional financing and respond to competitive developments; any failure to comply with the liquidity covenants contained in financing arrangements; provisions in credit card processing and other commercial agreements that may affect the Company’s liquidity; the impact of union disputes, employee strikes and other labor-related disruptions; the inability to maintain labor costs at competitive levels; interruptions or disruptions in service at one or more of the Company’s hub airports; regulatory changes affecting the allocation of slots; the Company’s reliance on third-party regional operators or third-party service providers; the Company’s reliance on and costs, rights and functionality of third-party distribution channels, including those provided by global distribution systems, conventional travel agents and online travel agents; the impact of extensive government regulation; the impact of heavy taxation; the impact of changes to the Company’s business model; the loss of key personnel or inability to attract and retain qualified personnel; the impact of conflicts overseas or terrorist attacks, and the impact of ongoing security concerns; the Company’s ability to operate and grow its route network; the impact of environmental regulation; the Company’s reliance on technology and automated systems and the impact of any failure or disruption of, or delay in, these technologies or systems; costs of ongoing data security compliance requirements and the impact of any significant data security breach; the impact of any accident involving the Company’s aircraft or the aircraft of its regional operators; delays in scheduled aircraft deliveries or other loss of anticipated fleet capacity; the Company’s dependence on a limited number of suppliers for aircraft, aircraft engines and parts; the impact of changing economic and other conditions and seasonality of the Company’s business; the impact of possible future increases in insurance costs or reductions in available insurance coverage; the impact of global events that affect travel behavior, such as an outbreak of a contagious disease; the impact of foreign currency exchange rate fluctuations; the Company’s ability to use NOLs and certain other tax attributes; risks relating to the Company’s anticipated merger with AMR Corporation; and other risks and uncertainties listed from time to time in the Company’s reports to and filings with the Securities and Exchange Commission (“SEC”). There may be other factors not identified above of which the Company is not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The Company assumes no obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Additional factors that may affect the future results of the Company are set forth in the section entitled “Risk Factors” in the Company’s Report on Form 10-Q for the quarter ended March 31, 2013 and in the Company’s other filings with the SEC, which are available at www.usairways.com. AmericanAirlines U.S AIRWAYS

The New American Airlines Creates a premier global carrier Enhances value for all financial stakeholders Offers consumers more choices and better service Expects to maintain all existing hubs and service to all destinations Significant benefits for employees AmericanAirlines U.S AIRWAYS

Merger Creates Significant Value All-stock transaction Combined 2012 revenue of $38.7 billion Ownership: 72% AMR stakeholders 28% LCC shareholders Ownership Corporate Structure Corporate Presence Management and Board Structure Airline Name and Brand: American Airlines Holding Co: American Airlines Group Inc. Headquartered in Dallas-Fort Worth Maintain a significant corporate and operational presence in Phoenix Tom Horton: Chairman Doug Parker: CEO Board comprised of 5 AMR creditor representatives, 3 current AMR directors, 4 US Airways representatives Best of both executive teams AmericanAirlines U.S AIRWAYS

Global Network Carrier 2012 Consolidated Available Seat Miles Combination will create three similarly sized, competitive global network carriers Source: Full Year 2012 Consolidated ASMs, as reported Southwest and others also provide competition in the marketplace AmericanAirlines U.S AIRWAYS

AA/US Alone Are Uncompetitive Versus DL and UA

- US strong on East Coast but not everywhere else
- AA cannot connect customers up and down the East Coast
- Merger solves scale problem for US and AA



BUF
ORD
5 Daily Flights
LGA
MSP
BUF
JFK
DTW
ATL
26 Daily Flights
BUF
EWR
ORD
CLE
IAD
19 Daily Flights
+
BOS
BUF
PHL
ORD
DCA
CLT
23 Daily Flights

Source: Diio Mi July 2012 Peak Day Schedule. Southwest, JetBlue and others also provide competition in the marketplace

American Airlines

U·S AIRWAYS

Comprehensive Connectivity East and West for Customers New Orleans Birmingham Huntsville Memphis Dayton Cincinnati Rochester Buffalo ORD DFW JFK MIA Ottawa Richmond Baton Rouge Source: Diio Mi April 2012 Peak Day Schedule Syracuse Harrisburg White Plains Louisville Greenville Greensboro Charleston Savannah Knoxville Merger creates a comprehensive network that can compete with United, Delta and others PHL DCA CLT AmericanAirlines U.S AIRWAYS

Combined Company Has Network to Compete and Win Against Delta, United and Others

- Our new domestic foundation will feed our international network, creating a world-class global airline


#4
#4
#5


#6
#5
#3


#3
#1
#1

American + US Airways #1 on the East Coast, the largest and most lucrative region in the world

Low Share → High Share

Source: YE 2Q12 Superset Domestic Revenue

American Airlines

U·S AIRWAYS

Complementary Domestic Network Domestic Network 218 Destinations 682 Routes Diio 2013 published schedules as of January 25, 2013 AmericanAirlines U.S AIRWAYS

World Class Global Network Diio 2013 published schedules as of January 25, 2013 Canada 9 Destinations 30 Routes Europe / Middle East 21 Destinations 52 Routes Asia / Pacific 5 Destinations 8 Routes Mexico 20 Destinations 42 Routes Central America 10 Destinations 22 Routes South America 21 Destinations 34 Routes Caribbean 32 Destinations 93 Routes AmericanAirlines U.S AIRWAYS

A Stronger oneworld® oneworld is the preferred alliance for premium customers A combination will create a more equal alliance share in the U.S., offering robust competition in the global marketplace 1,300 1,400 1,700 2,300 2,300 2,500 2,500 4,200 Frankfurt Seoul Paris Singapore Hong Kong New York Tokyo London Largest Worldwide Premium Destinations International Premium Passengers per day, each way Star Alliance 45% oneworld 26% SkyTeam 30% BEFORE Star Alliance 36% oneworld 34% SkyTeam 30% AFTER US to World ASM Share MIDT premium passenger bookings Diio 2013 published schedules as of January 25, 2013 AmericanAirlines U.S AIRWAYS

Creates the Industry's Best Loyalty Program

- US Airways members join AAdvantage®, the first and best-developed loyalty program in the world
- Members to benefit from improved opportunities to earn and redeem miles across the combined network



Total Frequent Flyer Program Miles
(millions)
90
74
71
30
101*
90
74
+

Source: Delta.com, United.com pulled on January 25, 2013
*Subject to overlap between current programs

American Airlines

U·S AIRWAYS

Significant Benefits for Employees New precedent for labor/management partnership within airline industry Labor agreements will help ensure a smooth integration Provides employees a path to improved compensation and benefits Creates greater career opportunities for employees over the long term AmericanAirlines U.S AIRWAYS

“Our members have made major sacrifices over the past year. We are pleased that today American Airlines and US Airways have reached a positive step toward building a stronger, more secure and more competitive airline. This should benefit both travelers and workers. Much more work needs to take place before all of the parts that will make up a New American Airlines are assembled, but the airline we’re building should be better than the old American and US Airways.” - Jim Little, International President, Transport Workers Union (TWU), American Airlines “We are excited with today’s announcement, which we believe is the right path forward for American Airlines and its employees. This combination paves the way for a new, more competitive American Airlines and a brighter future for the dedicated employees of the combined company. We recognized the value of merging at the very beginning, and worked for the past year to help bring this deal to fruition. Employees of the new American Airlines will enjoy competitive compensation and benefits, and will be part of a stronger airline which will create greater opportunities over the long term.” - Keith Wilson, President, Allied Pilots Association (APA), American Airlines “This merger came about due to the cooperative efforts of both management and labor. As pilots, we are proud to be a part of the New American Airlines and look forward to working with our colleagues at the Allied Pilots Association, building our new company into a financially strong, premier global carrier.” - Gary Hummel, President, US Airline Pilots Association (USAPA), US Airways “It’s been a long, tough road but the result is well worth it. Today’s announcement proves that everyone benefits when labor has a seat at the table. The new American will provide job security and fair compensation for all employees and another great option for the flying public. Flight attendants are eager to help build a strong and competitive airline and bring American back to prominence.” - Laura Glading, President, Association of Professional Flight Attendants (APFA), American Airlines “Flight Attendants are ready to participate in the benefits that will be generated by the strong network combination of American Airlines and US Airways. We are proud to be a part of the frontline that makes our airline a success and we look forward to the new opportunities we will generate by working alongside our counterparts at American.” - Deborah Volpe and Roger Holmin, Presidents, Association of Flight Attendants (AFA-CWA), US Airways Merger Has Strong Labor Support AmericanAirlines U.S AIRWAYS

Shareholders and Stakeholders Will Benefit from the Merger

- Combination creates substantial synergies for all financial stakeholders

	Synergies (millions)
Network Revenue Synergies	$900
Cost Synergies	$550
Labor Harmonization	($400)
Annual Net Synergies in 2015	>$1,000

- One-time transition-related cash costs of ~$1.2B

American Airlines U·S AIRWAYS

Revenue Synergies – $900 million Network connectivity Corporate share Frequent flyer Fleet optimization Cost Synergies – $550 million Information Technology Facilities Corporate contracts/purchasing Management headcount Synergies Are Significant AmericanAirlines U.S AIRWAYS

Estimated Synergies Synergy estimates are conservative relative to targets established in precedent transactions 4.3% 3.3% 3.0% 2.3% 2.0% 3.2% 0.9% 0.4% Recent Airline Merger Synergies as % of Pro-forma Revenue Cost Synergies Network Revenue Synergies $2.0B* $680M $1.0B – $1.2B >$1.0B** *Delta/Northwest announced merger with $1.1B in synergies and revised upward to $2.0B after closing ** Estimate of Annual Net Synergies in 2015 AmericanAirlines U.S AIRWAYS

0 100 200 300 400 500 600 700 Nov-11 Jan-12 Mar-12 May-12 Jul-12 Sep-12 Nov-12 Jan-13 Mar-13 % Return Indexed Price Performance Since Bankruptcy Filing US Airways American American 6.25% Notes Source: Bloomberg – equity data from Nov. 28, 2011 to May 9, 2013; American 6.25% Notes from Dec. 1, 2011 American 6.25% Notes: +491.3% LCC: +307.0% AAMRQ: +210.5% Stakeholders Recognize Value Creation US Airways was best performing stock in the Fortune 500 in 2012 AMR’s bankruptcy by far the most successful airline reorganization AmericanAirlines U.S AIRWAYS

Merger/Integration Planning

- Accomplishments
  - Announced on Feb. 14
  - Integration Management Office (IMO) established
  - Bankruptcy Court accepts merger agreement
  - Plan of Reorganization, Disclosure Statement, and Registration Statement (SEC Form S-4) filed
  - Application for international route authorities filed
- Next Steps
  - Continue integration planning work
  - DOJ review
  - AA creditors and US shareholder approval
  - Anticipated close in third quarter
  - Single operating certificate and airline integration 18-24 mos after close

American Airlines U·S AIRWAYS 20

New American Airlines offers Substantial Benefits for all Stakeholders Substantial synergies and significant upside potential drive superior value Shareholders and Stakeholders New precedent for labor/management partnership within airline industry American unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols Provides employees a path to improved compensation and benefits Creates greater career opportunities for employees over long term Employees More choices, increased service and enhanced travel experience across a larger worldwide network Unparalleled benefits through the world’s largest airline loyalty program Improved opportunities to earn and redeem miles across the combined network Customers Results in no hub closures and enhances service and single-carrier access to a global network Leading alternative for global corporate accounts Communities AmericanAirlines U.S AIRWAYS